EXHIBIT 21.1

Liquidia Technologies, Inc.

Jurisdiction of incorporation:	Delaware
Name under which business conducted:	Liquidia Technologies, Inc.

Liquidia PAH, LLC

Jurisdiction of organization:	Delaware
Name under which business conducted:	Liquidia PAH, LLC